                     SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-3

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                               ENVIROSOURCE, INC.,
                               (Name of Applicant)

                           1155 Business Center Drive
                          Horsham, Pennsylvania 19044
                    (Address of Principal Executive Offices)

                        SECURITIES TO BE ISSUED UNDER THE
                            INDENTURE TO BE QUALIFIED

               TITLE OF CLASS                             AMOUNT
     14% Subordinated Notes due 2008           Up to $63,000,000 aggregate
                                              principal amount at maturity


     Approximate date of proposed public offering: As soon as practicable following the qualification of the indenture covered hereby under the Trust Indenture Act of 1939, as amended.

NAME AND ADDRESS OF AGENT FOR SERVICE:            WITH COPIES SENT TO:
Leon Z. Heller, Esq.                              Patrick J. Dooley, Esq.
Envirosource, Inc.                                Akin, Gump, Strauss,
1155 Business Center Drive                        Hauer & Feld, L.L.P.
Horsham, PA 19044-3454                            590 Madison Avenue
                                                  New York, NY 10022-2524


The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

1. GENERAL INFORMATION

(a) The applicant is a corporation.

(b) The applicant is organized under the laws of the State of Delaware.

2. SECURITIES ACT EXEMPTION APPLICABLE

     Pursuant to the offering memorandum and solicitation of consents and acceptances, dated June 11, 2001 (the "Offering Memorandum"), a copy of which is filed as Exhibit T3E(1) hereto, and the related letter of transmittal, consent and acceptance (the "Letter of Transmittal"), a copy of which is filed as Exhibit T3E(2) hereto (which, together with the Offering Memorandum, constitutes the "Exchange Offer"), Envirosource, Inc, (the "Company") has proposed to exchange all of its outstanding 9 3/4% Senior Notes due 2003 and 9 3/4% Senior Notes due 2003, Series B (the "Old Notes") for an aggregate of shares of Series A Redeemable Preferred Stock, shares of Common Stock and cash or up to $63,000,000 aggregate principal amount at maturity of 14% Subordinated Notes due 2008 (the "New Notes") (or a combination of cash or New Notes), to be issued by the Company under the indenture to be qualified hereby.

     As the New Notes are proposed to be offered for exchange by the Company with its existing securityholders exclusively and solely for outstanding securities of the Company, the transaction is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the provisions of Section 3(a)(9) thereof.

     The Company has not retained any dealer-manager or similar agent in connection with the Exchange Offer. The Company has retained Jefferies & Company, Inc. ("Jefferies") an investment banking firm, as its financial adviser in connection with the Exchange Offer. Jefferies has not been retained to solicit any tenders pursuant to the Exchange Offer or to render any opinion as to the fairness of the Exchange Offer to the Company or to the holders of Old Notes. For its services as financial advisor, Jefferies is entitled to receive a fixed fee, regardless of whether or not the Exchange Offer is consummated. In addition, Jefferies is to be reimbursed for certain out-of-pocket expenses. The Company has appointed United States Trust Company of New York (the "Exchange Agent") as the Exchange Agent in connection with the Exchange Offer and MacKenzie Partners, Inc. (the "Information Agent") as the Information Agent in connection with the Exchange Offer. The Company has agreed to reimburse the Exchange Agent and the Information Agent for their reasonable out-of-pocket expenses in connection therewith. The Company will also reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in forwarding copies of the Offering Memorandum and related documents to the beneficial owners of Old Notes and in handling or forwarding tenders on behalf of their customers.

     Officers, directors and employees of the Company may engage in the solicitation of holders of Old Notes in connection with the Exchange Offer, but such employees will receive no additional compensation for such activities.

     No consideration has been, or will be given, directly or indirectly, to any broker, dealer, salesman or other person for soliciting exchanges of the Old Notes. No holder of the outstanding Old Notes has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer other than payment of any applicable taxes, in accordance with the terms of the Offering Memorandum and Letter of Transmittal.

                                  AFFILIATIONS

3. AFFILIATES

     (a) The Company, directly or indirectly, owns 100% of the voting stock of each of the following entities:

     EnviroSource Corp.                         Wyoming
     Envirosource Management Corp.              Delaware
     IU International Corporation               Delaware
     Envirosource Technologies, Inc.            Delaware
     Conversion Systems, Inc.                   Delaware
     Envirosafe Services of North America, Inc. Delaware
     Envirosafe Services of Ohio, Inc.          Ohio
     International Mill Service, Inc.           Pennsylvania
     IMS Alabama, Inc.                          Delaware
     International Mill Service Limited         Canada
     McGraw Construction Company, Inc.          Ohio
     IU North America Finance, Inc.             Delaware
     IU North America, Inc.                     Delaware
     Nosroc Corp.                               Pennsylvania
     Soncor Corp.                               Delaware

     For purposes of this Application, the officers and directors of the Company named in response to Item 4 hereof may be deemed affiliates of the Company by virtue of the positions held by such persons with the Company. In addition, FS Equity Partners II, L.P., listed in Item 5 of this Application, may be deemed to be an affiliate of the Company. Messrs. Roth, Simmons and Spogli, each of whom is a director of the Company, are general partners of the general partner of FS Equity Partners II, L.P.

     (b) To the Company's knowledge, upon consummation of the Exchange Offer, assuming 100% of the aggregate principal amount of the Old Notes is tendered, GSCP (NJ), L.P. through its affiliates GSCP Recovery Inc. and GSCP Recovery II, L.P., will be an affiliate of the Company with an ownership interest of approximately 63%.

                             MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS

     The following table lists the name of each director and executive officer of the Company and the office or offices held by each such person. The address of each person listed below is c/o Envirosource, Inc., 1155 Business Center Drive, Horsham, Pennsylvania 19044-3454.

NAME                      OFFICE

John T. DiLacqua          President and Chief Executive Officer; Director

John C. Heenan            Senior Vice President, Treasurer and Chief Financial
                          Officer

John P. Carroll           Vice President, Human Resources

Richard J. Fitz           Vice President and Controller

Leon Z. Heller            Vice President, General Counsel and Secretary

Robert N. Gurnitz         Chairman of the Board

Wallace B. Askins         Director

Raymond P. Caldiero       Director

Jeffrey G. Miller         Director

Jon D. Ralph              Director

John M. Roth              Director

J. Frederick Simmons      Director

Ronald P. Spogli          Director


5. PRINCIPAL OWNERS OF VOTING SECURITIES

     (a) The following table sets forth certain information with respect to the ownership of the Company's voting securities by persons known by the Company to own 10% or more of any class of such voting securities as of June 1, 2001.

                                    TITLE OF       AMOUNT       % OF VOTING
     NAME/ADDRESS(1)              CLASS OWNED      OWNED      SECURITIES OWNED

FS Equity Partners II L.P.
 c/o Freeman Spogli & Co.(2)
 11100 Santa Monica Blvd,
 Suite 1900
 Los Angeles, CA 90025            Common Stock   2,741,013        41.1%

Gabelli Funds, Inc.(3)
 One Corporate Center
 Rye, NY 10580-1434               Common Stock     957,848        16.5%

-----------------
(1) To the Company's knowledge, except as otherwise indicated herein, the persons named in the table have sole voting investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) FS&Co., as general partner of FS Equity Partners II, L.P. ("FSEP"), has the sole power to vote and dispose of such shares. Messrs. Roth, Simmons and Spogli, each of whom is a director of the Company, and Bradford M. Freeman and William M. Wardlaw are general partners of FS&Co., and as such may be deemed to be the beneficial owners of the shares of the Company's Common Stock indicated as beneficially owned by FSEP.

(3)  Gabelli Funds, Inc. and its Chairman, CEO and majority stockholder, Mario
     J. Gabelli, Jr., may be deemed to have beneficial ownership of these shares. The shares are held with sole voting and investment power by Gabelli Funds, Inc. or its affiliates, except for 135,000 shares as to which the voting power is contingent.

     (b) To the Company's knowledge, as of the date of consummation of the Exchange Offer, assuming 100% of the aggregate principal amount of the Old Notes is tendered, the following table sets forth certain information with respect to ownership of the Company's voting securities by persons who will own 10% or more of any class of voting securities.

                                    TITLE OF       AMOUNT       % OF VOTING
     NAME/ADDRESS                 CLASS OWNED      OWNED      SECURITIES OWNED

GSCP (NJ), L.P.
   500 Campus Drive
   Suite 220
   Florham Park, NJ 07932         Common Stock     681,000          63%


                                  UNDERWRITERS

6. UNDERWRITERS

     (a) The name and complete mailing address of each person who, within three years prior to the date of filing this application, acted as an underwriter of any securities of the Company which are outstanding on the date of filing this application and the title of each class of the securities underwritten are as follows.

     None.

     (b) The New Notes are offered by the Company exclusively to its current noteholders in exchange for Old Notes pursuant to Section 3(a)(9) under the 1933 Act. Accordingly, the Company has not and will retain an underwriter with respect to the issuance of the New Notes.

                                CAPITAL SECURITIES

7. CAPITALIZATION

(a) The authorized and outstanding capital stock and debt securities the Company, on a consolidated basis as of June 4, 2001, were as follows:

TITLE OF CLASS                                        AMOUNT AUTHORIZED      AMOUNT OUTSTANDING
Common Stock .....................................        20,000,000              5,813,394
Preferred Stock ..................................         5,620,000              None
9 3/4% Senior Notes due 2003 .....................      $220,000,000              $220,000,000(l)
9 3/4% Senior Notes due 2003, Series B ...........      $ 50,000,000              $50,000,000(l)

(1) Reflects the aggregate principal amount at maturity of the outstanding Old Notes.

     (b) Each share of Company common stock ("Common Stock") entitles its holder to one vote on all matters upon which the Company shareholders are entitled or permitted to vote, including the election of directors. There are no cumulative voting rights. The Common Stock has no preemptive rights or conversion rights nor are there any redemption or sinking fund provisions applicable to the Common Stock. There currently are no shares of Company preferred stock ("Preferred Stock") outstanding. The Company's Amended and Restated Certificate of Incorporation provides that the board of directors may authorize the issuance of one or more series of preferred stock having such rights, including voting, conversion and redemption rights, and such preferences, including dividend and liquidation preferences, as the board may determine without any further action by the shareholders of the Company.

                              INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS

     The terms of the New Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Act"). The following analysis of certain provisions of the Indenture makes use of certain capitalized terms defined in the Indenture and not herein, and such terms shall have the meanings given to them in the Indenture and shall be incorporated by reference herein. The following analysis does not purport to be a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the Indenture, which provisions are incorporated herein by reference as part of such analysis. Article and section references are to the relevant provisions of the Indenture.

A. DEFAULT PROVISIONS

     The following are "Events of Default" under the Indenture:

     (1) default in the payment of interest on any Note when it becomes due and payable and such default continues for a period of 30 days;

     (2) default in the payment of the principal of any Note when it becomes due and payable at maturity or otherwise or fails to redeem or purchase Notes when required pursuant to the Indenture or the Note;

     (3) the Company fails to comply with any of its other covenants or agreements in the Notes or the Indenture and the default continues for 60 days after there has been given, by registered or certified mail to the Company by the Trustee or to the Company and the Trustee by the Holders of at least a majority in aggregate principal amount of the outstanding Notes a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Indenture;

     (4) the Company pursuant to or within the meaning of Bankruptcy Law:

         (i)   commences a voluntary case;

         (ii) consents to the entry of an order for relief against it in an involuntary case;

         (iii) consents to the appointment of a Custodian of it or for all or substantially all of its property;

         (iv)  makes a general assignment for the benefit of its creditors;

         (v)   generally is not paying its debts as they become due;

         (vi) admits in writing its inability to generally pay its debts as such debts become due; or

     (5) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

         (i)   is for relief against the Company in an involuntary case;

         (ii) appoints a Custodian of the Company for all or substantially all of the property of the Company; or

         (iii) orders the liquidation of the Company,

and the order or decree remains unstayed and in effect for 60 consecutive days.

B. AUTHENTICATION AND DELIVERY OF NOTES AND THE APPLICATION OF PROCEEDS THEREOF

     An Officer of the Company shall sign the Notes for the Company by manual or facsimile signature. The Company's seal shall be reproduced on the Notes.

     If an Officer whose signature is on a Note no longer holds that office at the time the Note is authenticated, the Note shall nevertheless be valid.

     A Note shall not be valid until authenticated by the manual signature of the Trustee or the Authenticating Agent. The signature of the Trustee shall be conclusive evidence that the Note has been authenticated under the Indenture.

     The Trustee or the Authenticating Agent shall, upon a written order of the Company signed by two Officers of the Company, authenticate Notes for original issue up to an aggregate principal amount stated in paragraph 4 of the Notes. The aggregate principal amount of Notes outstanding at any time shall not exceed the amount set forth herein except as provided in Section 2.07 of the Indenture.

     The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes (the "Authenticating Agent"). Unless limited by the terms of such appointment, an Authenticating Agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An Authenticating Agent has the same rights as an Agent to deal with the Company or an Affiliate of the Company.

     There will be no proceeds from the issuance of the New Notes.

C. RELEASE OF COLLATERAL

     Not applicable.

D. SATISFACTION AND DISCHARGE OF THE INDENTURE

     The Indenture shall upon the request of the Company cease to be of further effect (except as to surviving rights of registration of transfer, substitution or exchange of Notes expressly provided for in the Indenture, the Company's obligations under Sections 7.07 and 8.04, the Company's rights of optional redemption under Article 3, and the Company's, the Trustee's and the Paying Agent's obligations under Section 8.03) and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture when:

     (1) either

         (i) all outstanding Notes have been delivered to the Trustee for cancellation; or

         (ii) all such Notes not theretofore delivered to the Trustee for cancellation have become due and payable, will become due and payable within one year or are to be called for redemption within one year under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire debt on the Notes not theretofore delivered to the Trustee for cancellation, for principal of and interest to the date of deposit, date of maturity or date of redemption;

     (2) the Company has paid or caused to be paid all sums then due and payable by the Company under the Indenture; and

     (3) the Company has delivered an Officers' Certificate and an Opinion of Counsel relating to compliance with the conditions set forth in the Indenture.

     Notwithstanding the satisfaction and discharge of the Indenture, the Company's obligations in Sections 2.03, 2.04, 2.05, 2.06, 2.07, 2.11, 7.07,
7.08, 8.02, 8.03 and 8.04, and the Trustee's and Paying Agent's obligations in
Section 8.03 shall survive until the Notes are no longer outstanding. Thereafter, only the Company's obligations in Sections 7.07, 8.03 and 8.04 and the Trustee's and Paying Agent's obligations in Section 8.03 shall survive.

E. EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

     The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers' Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether each has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to each such Officer signing such certificates, that to the best of his or her knowledge each entity has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action each is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action each is taking or proposes to take with respect thereto.

     The Company shall, so long as any of the Notes are outstanding, deliver to the Trustee promptly upon any Officer becoming aware of (and in no event later than 30 days after the occurrence of) any Default or Event of Default, an Officers' Certificate specifying such Default, Event of Default or default and acceleration and what action the Company is taking or proposes to take with respect thereto.

9. OTHER OBLIGORS

     None.

     CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

     (a) Pages numbered 1 to 9 consecutively.

     (b) The statement of eligibility and quafification on Form T-1 of United States Trust Company of New York.

     (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of such trustee:

     Exhibit T3A - Amended and Restated Certificate of Incorporation of the
                   Company.
                 - Amendment of Amended and Restated Certificate of
                   Incorporation of the Company.(1)

                 - Amendment of Amended and Restated Certificate of
                   Incorporation of the Company.(2)

     Exhibit T3B - By-Laws of the Company, as amended.
                 - By-Laws Amendment Adopted March 26, 1997 by Unanimous Written
                   Consent of the Board of Directors, Effective
                   June 19, 1997.(3)

     Exhibit T3C - Form of the Indenture between the Company and United States
                   Trust Company of New York.

     Exhibit T3D - Not applicable.

     Exhibit T3E (1) Offering Memorandum, dated as of June 11, 2001.

                 (2) Letter of Transmittal, Consent and Acceptance accompanying the Offering Memorandum.

                 (3) Instruction Letter.

                 (4) Letter to Brokers.

                 (5) Notice of Guaranteed Delivery.

                 (6) Guidelines for Certification of Taxpayer Identification
                     Number on Substitute Form W-9.

     Exhibit T3F - Cross-reference sheet (included as part of Exhibit T3C).

     (1) Incorporated herein by reference to Page 2 to the Company's Proxy Statement filed April 30, 1997, in respect of its 1997 Annual Meeting of Stockholders (File No. 1-1363).

     (2) Incorporated herein by reference to Pages 13 and 14 of the Company's Proxy Statement filed April 30, 1998, in respect of its 1998 Annual Meeting of Stockholders (File No. 1-1363).

     (3) Incorporated by reference to Exhibit 3.5 to the Company's Quarterly Report on Form 1O-Q for the fiscal quarter ended June 30, 1997 (File No. 1-1363).

                                    SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Envirosource, Inc., a corporation organized and existing under the laws of State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Horsham, and State of Pennsylvania on the 11th day of June, 2001.

                                           ENVIROSOURCE, INC.

                                           By: /s/ John T. DiLacqua
                                              ----------------------------------
                                              Name:  John T. DiLacqua
                                              Title: President and Chief
                                                     Executive Officer


Attest:

/s/ Leon Z. Heller
----------------------------------
Name:  Leon Z. Heller
Title: Vice President and General Counsel

                                    FORM T-1
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                            STATEMENT OF ELIGIBILITY
                    UNDER THE TRUST INDENTURE ACT OF 1939 OF
                   A CORPORATION DESIGNATED TO ACT AS TRUSTEE

                               ------------------

                      CHECK IF AN APPLICATION TO DETERMINE
                      ELIGIBILITY OF A TRUSTEE PURSUANT TO
                            SECTION 305(B)(2)______

                               ------------------

                    UNITED STATES TRUST COMPANY OF NEW YORK
              (Exact name of trustee as specified in its charter)

           New York                                      13-3818954
(Jurisdiction of incorporation                        (I.R.S. employer
 if not a U.S. national bank)                        identification No.)

    114 West 47th Street                                 10036-1532
      New York, NY                                       (Zip Code)
  (Address of principal
   executive offices)

                               ------------------

                               Envirosource, Inc.
              (Exact name of obligor as specified in its charter)

               Delaware                                      34-0617390
   (State or other jurisdiction of                       (I.R.S. employer
    incorporation or organization)                      identification No.)

      1155 Business Center Drive                            19044-3454
        Horsham, Pennsylvania                               (Zip Code)
(Address of principal executive offices)

                        14% Subordinated Notes due 2008
                      (Title of the indenture securities)

================================================================================

                                    GENERAL

1.  General Information

    Furnish the following information as to the trustee:

    (a) Name and address of each examining or supervising authority to which it is subject.

        Federal Reserve Bank of New York (2nd District), New York, New York
               (Board of Governors of the Federal Reserve System)
        Federal Deposit Insurance Corporation, Washington, D.C.
        New York State Banking Department, Albany, New York

    (b) Whether it is authorized to exercise corporate trust powers.

        The trustee is authorized to exercise corporate trust powers.

2.  Affiliations with the Obligor

    If the obligor is an affiliate of the trustee, describe each such affiliation.

        None

3,4,5,6,7,8,9,10,11,12,13,14 and 15:

    Envirosource, Inc. currently is not in default under any of its outstanding securities for which United States Trust Company of New York is Trustee. Accordingly, responses to Items 3,4,5,6,7,8,9,10,11,12,13,14 and 15 of Form T-1 are not required under General Instruction B.

16. List of Exhibits

    T-1.1  -  Organization Certificate, as amended, issued by the State of New
              York Banking Department to transact business as a Trust Company, is incorporated by reference to Exhibit T-1.1 to Form T-1 filed on September 15, 1995 with the Commission pursuant to the Trust Indenture Act of 1939, as amended by the Trust Indenture Reform Act of 1990 (Registration No. 33-97056).

    T-1.2  -  Included in Exhibit T-1.1.

    T-1.3  -  Included in Exhibit T-1.1.

16. List of Exhibits
    (cont'd)

    T-1.4 - The By-Laws of United States Trust Company of New York, as amended, is incorporated by reference to Exhibit T-1.4 to Form T-1 filed on September 15, 1995 with the Commission pursuant to the Trust Indenture Act of 1939, as amended by the Trust Indenture Reform Act of 1990 (Registration No. 33-97056).

    T-1.6  -  The consent of the trustee required by Section 321(b) of the Trust
              Indenture Act of 1939, as amended by the Trust Indenture Reform Act of 1990.

    T-1.7 - A copy of the latest report of condition of the trustee pursuant to law or the requirements of its supervising or examining authority.

NOTE

As of June 7, 2001, the trustee had 2,999,020 shares of Common Stock outstanding, all of which are owned by its parent company, U.S. Trust Corporation. The term "trustee" in Item 2, refers to each of United States Trust Company of New York and its parent company, U.S. Trust Corporation.

In answering Item 2 in this statement of eligibility as to matters peculiarly within the knowledge of the obligor or its directors, the trustee has relied upon information furnished to it by the obligor and will rely on information to be furnished by the obligor and the trustee disclaims responsibility for the accuracy or completeness of such information.


                               -----------------


Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, United States Trust Company of New York, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, and State of New York, on the 7th day of June, 2001.

UNITED STATES TRUST COMPANY
     OF NEW YORK, Trustee

By: /s/ Patricia Gallagher
    ----------------------

                                                                   Exhibit T-1.6

        The consent of the trustee required by Section 321(b) of the Act.

                    United States Trust Company of New York
                              114 West 47th Street
                               New York, NY 10036

March 10, 2000



Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549

Gentlemen:

Pursuant to the provisions of Section 321(b) of the Trust Indenture Act of 1939, as amended by the Trust Indenture Reform Act of 1990, and subject to the limitations set forth therein, United States Trust Company of New York ("U.S. Trust") hereby consents that reports of examinations of U.S. Trust by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.


Very truly yours,


UNITED STATES TRUST COMPANY
      OF NEW YORK


      /s/ Gerard F. Ganey
      ----------------------------
By:   Gerard F. Ganey
      Senior Vice President

                                                                   EXHIBIT T-1.7

                    UNITED STATES TRUST COMPANY OF NEW YORK
                      CONSOLIDATED STATEMENT OF CONDITION
                                 MARCH 31, 2001
                                 --------------
                                ($ IN THOUSANDS)

ASSETS
------
Cash and Due from Banks                                              $   60,744
Short-Term Investments                                                   61,956

Securities, Available for Sale                                          687,786

Loans                                                                 2,866,204
Less: Allowance for Credit Losses                                        17,858
                                                                    -----------
  Net Loans                                                           2,848,346
Premises and Equipment                                                   65,105
Other Assets                                                            264,387
                                                                    -----------
  Total Assets                                                      $ 3,988,324
                                                                    ===========

LIABILITIES
-----------
Deposits;
  Non-Interest Bearing                                              $   635,939
  Interest Bearing                                                    2,338,442
                                                                    -----------
    Total Deposits                                                    2,974,381

Short-Term Credit Facilities                                            383,958
Accounts Payable and Accrued Liabilities                                300,828
                                                                    -----------
  Total Liabilities                                                 $ 3,659,167
                                                                    ===========

STOCKHOLDER'S EQUITY
--------------------
Common Stock                                                             14,995
Capital Surplus                                                         208,551
Retained Earnings                                                       129,254

Accumulated Other comprehensive Income                                  (17,643)
                                                                    -----------

Total Stockholder's Equity                                              329,157
                                                                    -----------
  Total Liabilities and
  Stockholder's Equity                                              $ 3,988,324
                                                                    ===========

I, Richard E. Brinkmann, Managing Director & Comptroller of the named bank do hereby declare that this Statement of Condition has been prepared in conformance with the instructions issued by the appropriate regulatory authority and is true to the best of my knowledge and belief.

Richard E. Brinkmann, Managing Director & Controller

April 16, 2001


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

                                  EXHIBIT INDEX

Exhibit T3A - Amended and Restated Certificate of Incorporation of the Company.
            - Amendment of Amended and Restated Certificate of Incorporation
              of the Company.(1)
            - Amendment of Amended and Restated Certificate of Incorporation
              of the Company.(2)

Exhibit T3B - By-Laws of the Company, as amended.
            - By-Laws Amendment Adopted March 26, 1997 by Unanimous Written
              Consent of the Board of Directors of the Company, Effective June 19, 1997.(3)

Exhibit T3C - Form of the Indenture between the Company and United States Trust
              Company of New York.

Exhibit T3D - Not applicable.

Exhibit T3E (1) Offering Memorandum, dated as of June 11, 2001.

            (2) Letter of Transmittal, Consent and Acceptance accompanying the
                Offering Memorandurn.

            (3) Instruction Letter.

            (4) Letter to Brokers.

            (5) Notice of Guaranteed Delivery.

            (6) Guidelines for Certification of Taxpayer identification Number on Substitute Form W-9.

Exhibit T3F - Cross-reference sheet (included as part of Exhibit T3C).

(1) Incorporated herein by reference to Page 2 to the Company's Proxy Statement filed April 30, 1997, in respect of its 1997 Annual Meeting of Stockholders (File No. 1-1363).

(2) Incorporated herein by reference to Pages 13 and 14 of the Company's Proxy Statement filed April 30, 1998, in respect of its 1998 Annual Meeting of Stockholders (File No. 1-1363).

(3) Incorporated by reference to Exhibit 3.5 to the Company's Quarterly Report on Form 1O-Q for the fiscal quarter ended June 30, 1997 (File No. 1-1363).


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